UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

04009994

March 1, 2004

William Gleeson
Preston Gates & Ellis LLP
925 Fourth Avenue, Suite 2900
Seattle, WA 98104-1158

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/1/2004

Re: Alaska Air Group, Inc.
Incoming letter dated January 15, 2004

Dear Mr. Gleeson:

This is in response to your letter dated January 15, 2004 concerning the shareholder proposal submitted to Alaska Air by Evan Smith. We also have received a letter on the proponent's behalf dated February 13, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Evan Smith
c/o Richard D. Foley
6040 N. Camino Arturo
Tucson, AZ 85718

Preston|Gates|Ellis LLP

William Gleeson
WilliamG@prestongates.com

January 15, 2004

Via Federal Express

Securities and Exchange Commission
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, D.C. 20549

Re: Stockholder Proposal to Alaska Air Group, Inc. of Mr. Evan Smith (the "***Proponent***")

Ladies and Gentlemen:

We are counsel to Alaska Air Group ("***Alaska***" or the "***Company***") and submit this letter on behalf of the Company.

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "***Act***"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement submitted by the Proponent, for inclusion in the proxy to be furnished to stockholders by Alaska in connection with its annual meeting of stockholders to be held on May 18, 2004. Also enclosed for filing are six copies of a statement, attached hereto as Exhibit A, outlining the reasons the Company deems the exclusion of the Proponent's proposal from its proxy statement and form of proxy to be proper. Alaska hereby respectfully requests that the staff of the Division of Corporate Finance (the "***Staff***") concur in its opinion.

By copies of this letter and the enclosed material, the Company is notifying the Proponent and his representative of its intention to exclude this proposal from its proxy statement and form of proxy. The Company currently plans to file its definitive proxy soliciting material with the Securities and Exchange Commission (the "***Commission***") on or about April 5, 2004.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any questions regarding the enclosed, please feel free to call me at the (206) 370-5933 or Christopher Visser at (206) 370-8343.

Very truly yours,

PRESTON GATES & ELLIS LLP

By William Gleeson / ckv
William Gleeson

WG:cw

Enclosures

EXHIBIT A

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

On behalf of our client, Alaska Air Group, Inc., a Delaware corporation ("***Alaska***"), we submit this statement of intent to exclude the stockholder proposal and supporting statement (the "***Proposal***"), submitted by Mr. Evan Smith (the "***Proponent***"), a copy of which is annexed hereto as Exhibit B, for inclusion in Alaska's proxy statement and form of proxy for Alaska's 2004 Annual Meeting of Stockholders (collectively, the "***2004 Proxy Materials***") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on May 18, 2004. The Proponent has appointed Mr. Richard D. Foley to be his representative for all issues pertaining to the Proposal.

On behalf of our client, we hereby notify the Staff of Alaska's intention to exclude the Proposal from its 2004 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal contains numerous false and misleading statements in violation of Rule 14a-9. We respectfully request that the Staff concur in our view that the Proposal is excludable for the reasons set forth below.

THE PROPOSAL OR PORTIONS THEREOF MAY BE EXCLUDED UNDER RULE 14a-8(i)(3) BECAUSE IT IS FALSE AND MISLEADING, IN VIOLATION OF RULE 14a-9.

The Proposal or portions thereof may be excluded under Rule 14a-8(i)(3) because it contains numerous statements that are false and misleading, in violation of Rule 14a-9. As discussed below, the number of statements that must be excluded or substantially revised renders the Proposal false and misleading. If the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous unsubstantiated, false and misleading statements contained therein, we respectfully request that the Staff recommend exclusion of the statements discussed herein.

We believe that the following statements in the Proposal are false and/or misleading:

1. *Limit Undemocratic Management Influence. The need for this reform is demonstrated by the management position statement of Lucent Technologies. It is said that by using non-confidential voting, Lucent wanted "the ability to determine how an institution voted and engage in a dialogue with that institution regarding its concerns." Lucent management could thus disproportionately influence the ballot by identifying large shareholders not voting with management, and lobby those shareholders to change their vote.*

These statements are misleading for the following reasons. First, the use of the word "undemocratic" is misleading. In a context involving shareholder votes, the word "undemocratic" suggests interference with that right to vote, so that the vote does not reflect the will of those persons who do vote. This suggestion is not supported by the rest of the supporting statement which focuses on influence and lobbying, not interference with the right to vote. Accordingly, the statement should be deleted.

Second, the use of the word "disproportionately" before "influence" suggests that there is some "proportionate" or "proper" or "optimal" level of influence that management should have on shareholder votes. There is no evidence or support presented that there is, in law, practice, or otherwise, any "proportionate" or "proper" or "optimal" level of influence. The statement is made as a fact, but it is nothing more than an opinion. The statement should be deleted or recast.

Finally, there is no citation provided to allow a stockholder to verify the quoted language. Such statements should be deleted or a correct citation provided.

2. *The Investor Responsibility Research Center (IRRC) reported that confidential voting proposals won an approval rate average of 52% in 2000 based on yes and no votes cast.*

The statement is misleading in that the information reported is stale and does not present results from more recent proxy seasons. The statement should be deleted or updated. In addition, there is no citation provided to allow a stockholder to verify the quoted language. Accordingly, such statements should be deleted or a correct citation should be provided.

In conclusion, based upon the foregoing analysis, we respectfully request that the Staff take no action if Alaska excludes the Proposal from its 2004 Proxy Materials. If the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous unsubstantiated, false and misleading statements contained therein, we respectfully request that the Staff recommend exclusion of the statements discussed herein.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

EXHIBIT B

No. 6 – CONFIDENTIAL SHAREHOLDER VOTING

RESOLVED: Shareholders request that our Board of Directors adopt a Bylaw requiring confidentiality during all corporate elections for all proxies, ballots and voting tabulations that identify how shareholders vote, and that the inspectors of election be independent and not employees of the company. This would not apply in the event of a proxy contest, if the other party does not agree to comply with the Confidential Voting Policy.

Horizon Captain Evan Smith submits this proposal. His phone number is toll free 1-866-286-8387 (1866-2voteus) at www.votepal.com

The confidential ballot is fundamental to the American system. This protection ensures that shareholders are not subjected to actual, perceived or potential coercive pressure. Proxy solicitors often have elaborate databases to match street-name shareholder account numbers with the actual identity of many shareholders.

LIMIT UNDEMOCRATIC MANAGEMENT INFLUENCE

The need for this reform is demonstrated by the management position statement of Lucent Technologies. It said that by using non-confidential voting, Lucent wanted "the ability to determine how an institution voted and engage in a dialogue with that institution regarding its concerns." Lucent management could thus disproportionately influence the ballot by identifying large shareholders not voting with management, and lobby those shareholders to change their vote.

The Investor Responsibility Research Center (IRRC) reported that confidential voting proposals won an approval rate average of 52% in 2000 based on yes and no votes cast.

To improve management accountability—
CONFIDENTIAL SHAREHOLDER VOTING—YES ON 6

2004 FEB 17 PM 4:20

February 13, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402 450 Fifth Street, NW
Washington, DC 20549

Alaska Air Group, Inc. Shareholder
Response to No Action Request
Proposal--Shareholder Voting: Confidential Voting
Mr. Evan Smith, Horizon Air Worker/Proponent

VIA OVERNIGHT MAIL and FACSIMILE

Enclosures: (1) Proponents Exhibit Z; (2) Alaska Air Group, Inc. ("company") or ("AAG") No Action Letter and Exhibits

Dear Ladies and Gentlemen of the Commission:

This letter addresses the company's no action request on the proposal referenced above. We request that receipt of this letter be acknowledged by stamping the enclosed copy of this letter and returning it to me in the enclosed SASE. If you have any comments or questions concerning my response, please contact:

(520) 742-5168; fax (520) 742-6963--or via <rerailer@earthlink.net> or via <info@votepal.com>; postal mail: Mr. Evan Smith c/o Richard D. Foley, 6040 N. Camino Arturo, Tucson AZ 85718

Please be advised that Mr. Smith is ready, willing an able to recast and revise his proposal based upon the guidance of the Staff.

The company's main argument is to exclude this proposal under provisions of Rule 14a-8(i)(3) leading to Rule 14a-9 because it feels statements contained therein are "false and misleading."

The shareholder proposal participation in the corporate governance process is defined in simple English in the Question-and-Answer portion of the Commission's instructions. We believe that the most reasonable understanding of this format is that it expects corporations should communicate with shareholder proponents to resolve structural and procedural aspects before appealing for guidance on disputed points to the Commission. The company chose instead not to communicate with Mr. Smith.

We think that the company's argument to exclude is a prime example of what is described in the following quotation by Mr. Martin Dunn, Associate Director (Legal) of the SEC's Division of Corporation Finance:

"DUNN: If I can interject one thing. I would say the one thing we see that we are spending more of our time on is what we always call the "(i)(3)" stuff regarding false and misleading information. We're spending more of our time parsing through sentences that companies are displeased with or think violate the proxy rules. I don't know what we can do to reverse the trend of companies not properly presenting their arguments. We tried to be clear about the process in the Staff Legal Bulletin. But I have definitely seen that we are spending more and more of our time dealing with sub-issues instead of broader issues. And if there are any ideas that anybody has as to how to make that less of the focus, I would love to hear them."

--Source: "Shareholder Proposals: What to Expect in the 2002 Proxy Season" Teleconference Transcript - Tuesday, November 27, 2001
<http://www.realcorporatelawyer.com/misc/teletran.html>

Other Members of the Panel:
* Pat McGurn, Director of Corporate Programs, Institutional Shareholder Services
* Nell Minow, Editor, The Corporate Library
* John Wilcox, Vice Chairman, Georgeson Shareholder
* Beth Young, Corporate governance consultant, former Shareholder Initiatives Coordinator, AFL-CIO

We feel that the right for shareholders to vote in secret is an important fundamental of democracy, particularly protecting the identity of employee shareholders. We feel this is a legitimate topic for the shareholders to decide.

However, wherever the Staff agrees that a word, phrase or sentence appears to impinge on its standard of false or misleading statements, Mr. Smith is eager to comply with the guidance for recasting and clarifying.

While we think that this proposal is clear and easy to understand, nevertheless, wherever the Staff agrees that this proposal fails to rise to other required standards, Mr. Smith is eager to comply with the guidance for recasting and clarifying.

In our review of this company opposition arguments to shareholder proposals published in its 2003 Proxy Statement, we found a multitude of what we consider false and misleading statements. We will be more vigilant of such statements in the 2004 Proxy Statement.

Please be assured of our utmost desire to be in compliance with not only the letter of the law, but just as importantly the spirit of the law.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

Thank you for this opportunity to counter the company's request for a no-action letter.

Respectfully,

Steve Nieman

Steve Nieman "for" Evan Smith

cc: Evan Smith
File
Votepal.com
Alaska Air Group, Inc.
Dennis P. Barron, Esq
Windle Turley, Esq.
EDGAR--SEC

ATTACHMENT Z

Four-Year Record of AAG Inc.'s Unresponsiveness to Majority-Winning Votes on Shareholder Proposals

2000

Stockholder proposal to reinstate simple majority voting--passed by 66%.

2001

Stockholder proposal to reinstate simple majority voting--passed again by 69%.

Stockholder proposal to recommend the annual election of directors--passed by 70%.

2002

Stockholder proposal to reinstate simple majority voting--passed again by 85%.

2003

Stockholder proposal to reinstate simple majority voting--passed again by just over 50%.

Stockholder proposal recommending the annual election of directors--passed again by 70%.

Stockholder proposal recommending the board not adopt a stockholder rights plan unless it has been submitted to a stockholder vote--passed by 83%

Stockholder proposal requesting a policy of expensing future stock options--passed by just over 50%.

Preston|Gates|Ellis LLP

William Gleeson
WilliamG@prestongates.com

January 15, 2004

Via Federal Express

Securities and Exchange Commission
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, D.C. 20549

Re: Stockholder Proposal to Alaska Air Group, Inc. of Mr. Evan Smith (the "***Proponent***")

Ladies and Gentlemen:

We are counsel to Alaska Air Group ("***Alaska***" or the "***Company***") and submit this letter on behalf of the Company.

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "***Act***"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement submitted by the Proponent, for inclusion in the proxy to be furnished to stockholders by Alaska in connection with its annual meeting of stockholders to be held on May 18, 2004. Also enclosed for filing are six copies of a statement, attached hereto as Exhibit A, outlining the reasons the Company deems the exclusion of the Proponent's proposal from its proxy statement and form of proxy to be proper. Alaska hereby respectfully requests that the staff of the Division of Corporate Finance (the "***Staff***") concur in its opinion.

By copies of this letter and the enclosed material, the Company is notifying the Proponent and his representative of its intention to exclude this proposal from its proxy statement and form of proxy. The Company currently plans to file its definitive proxy soliciting material with the Securities and Exchange Commission (the "***Commission***") on or about April 5, 2004.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any questions regarding the enclosed, please feel free to call me at the (206) 370-5933 or Christopher Visser at (206) 370-8343.

Very truly yours,

PRESTON GATES & ELLIS LLP

By William Gleeson / ckv
William Gleeson

WG:cw

Enclosures

EXHIBIT A

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

On behalf of our client, Alaska Air Group, Inc., a Delaware corporation ("***Alaska***"), we submit this statement of intent to exclude the stockholder proposal and supporting statement (the "***Proposal***"), submitted by Mr. Evan Smith (the "***Proponent***"), a copy of which is annexed hereto as Exhibit B, for inclusion in Alaska's proxy statement and form of proxy for Alaska's 2004 Annual Meeting of Stockholders (collectively, the "***2004 Proxy Materials***") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on May 18, 2004. The Proponent has appointed Mr. Richard D. Foley to be his representative for all issues pertaining to the Proposal.

On behalf of our client, we hereby notify the Staff of Alaska's intention to exclude the Proposal from its 2004 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal contains numerous false and misleading statements in violation of Rule 14a-9. We respectfully request that the Staff concur in our view that the Proposal is excludable for the reasons set forth below.

THE PROPOSAL OR PORTIONS THEREOF MAY BE EXCLUDED UNDER RULE 14a-8(i)(3) BECAUSE IT IS FALSE AND MISLEADING, IN VIOLATION OF RULE 14a-9.

The Proposal or portions thereof may be excluded under Rule 14a-8(i)(3) because it contains numerous statements that are false and misleading, in violation of Rule 14a-9. As discussed below, the number of statements that must be excluded or substantially revised renders the Proposal false and misleading. If the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous unsubstantiated, false and misleading statements contained therein, we respectfully request that the Staff recommend exclusion of the statements discussed herein.

We believe that the following statements in the Proposal are false and/or misleading:

1. *Limit Undemocratic Management Influence. The need for this reform is demonstrated by the management position statement of Lucent Technologies. It is said that by using non-confidential voting, Lucent wanted "the ability to determine how an institution voted and engage in a dialogue with that institution regarding its concerns." Lucent management could thus disproportionately influence the ballot by identifying large shareholders not voting with management, and lobby those shareholders to change their vote.*

These statements are misleading for the following reasons. First, the use of the word "undemocratic" is misleading. In a context involving shareholder votes, the word "undemocratic" suggests interference with that right to vote, so that the vote does not reflect the will of those persons who do vote. This suggestion is not supported by the rest of the supporting statement which focuses on influence and lobbying, not interference with the right to vote. Accordingly, the statement should be deleted.

Second, the use of the word "disproportionately" before "influence" suggests that there is some "proportionate" or "proper" or "optimal" level of influence that management should have on shareholder votes. There is no evidence or support presented that there is, in law, practice, or otherwise, any "proportionate" or "proper" or "optimal" level of influence. The statement is made as a fact, but it is nothing more than an opinion. The statement should be deleted or recast.

Finally, there is no citation provided to allow a stockholder to verify the quoted language. Such statements should be deleted or a correct citation provided.

2. *The Investor Responsibility Research Center (IRRC) reported that confidential voting proposals won an approval rate average of 52% in 2000 based on yes and no votes cast.*

The statement is misleading in that the information reported is stale and does not present results from more recent proxy seasons. The statement should be deleted or updated. In addition, there is no citation provided to allow a stockholder to verify the quoted language. Accordingly, such statements should be deleted or a correct citation should be provided.

In conclusion, based upon the foregoing analysis, we respectfully request that the Staff take no action if Alaska excludes the Proposal from its 2004 Proxy Materials. If the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous unsubstantiated, false and misleading statements contained therein, we respectfully request that the Staff recommend exclusion of the statements discussed herein.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

EXHIBIT B

No. 6 – CONFIDENTIAL SHAREHOLDER VOTING

RESOLVED: Shareholders request that our Board of Directors adopt a Bylaw requiring confidentiality during all corporate elections for all proxies, ballots and voting tabulations that identify how shareholders vote, and that the inspectors of election be independent and not employees of the company. This would not apply in the event of a proxy contest, if the other party does not agree to comply with the Confidential Voting Policy.

Horizon Captain Evan Smith submits this proposal. His phone number is toll free 1-866-286-8387 (1866-2voteus) at www.votepal.com

The confidential ballot is fundamental to the American system. This protection ensures that shareholders are not subjected to actual, perceived or potential coercive pressure. Proxy solicitors often have elaborate databases to match street-name shareholder account numbers with the actual identity of many shareholders.

LIMIT UNDEMOCRATIC MANAGEMENT INFLUENCE

The need for this reform is demonstrated by the management position statement of Lucent Technologies. It said that by using non-confidential voting, Lucent wanted "the ability to determine how an institution voted and engage in a dialogue with that institution regarding its concerns." Lucent management could thus disproportionately influence the ballot by identifying large shareholders not voting with management, and lobby those shareholders to change their vote.

The Investor Responsibility Research Center (IRRC) reported that confidential voting proposals won an approval rate average of 52% in 2000 based on yes and no votes cast.

To improve management accountability—
CONFIDENTIAL SHAREHOLDER VOTING—YES ON 6

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 1, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Alaska Air Group, Inc.
Incoming letter dated January 15, 2004

The proposal requests that the board adopt a bylaw to require confidential shareholder voting during all corporate elections and to require an independent inspector of election.

We are unable to concur in your view that Alaska Air may exclude the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- delete the word "undemocratic" from the heading that reads "Limit Undemocratic Management Influence";
- provide a citation to a specific source for the sentence that begins "It is said that by using . . ." and ends ". . . institution regarding its concerns";
- recast the sentence that begins "Lucent management . . ." and ends ". . . and lobby those shareholders to change their vote" as the proponent's opinion; and
- provide a citation to a specific source for the statement that begins "The Investor Responsibility Research Center . . ." and ends ". . . based on yes and no votes cast."

Accordingly, unless the proponent provides Alaska Air with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Alaska Air omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Daniel Greenspan
Attorney-Advisor